Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Formation
Al Shola Al Modea Gas Distribution LLC	United Arab Emirates
Biosteam Energy (Proprietary) Limited	South Africa
Bright Hydrogen Solutions Limited	Ireland
Fusion Fuel USA, Inc.	Delaware
Quality Industrial Corp.	Nevada